EXHIBIT 99.3

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the third quarter ended

September 30, 2023

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)

(in thousands of U.S. dollars)		As at	As at
	Note	September 30, 2023	December 31, 2022
Assets
Cash and cash equivalents		88,264	147,117
Trade and other receivables		975,245	1,030,726
Inventoried supplies		27,247	24,181
Current taxes recoverable		17,463	12,788
Prepaid expenses		63,299	38,501
Assets held for sale		4,176	10,250
Current assets		1,175,694	1,263,563

Property and equipment	8	2,406,822	2,131,955
Right-of-use assets	9	382,478	381,640
Intangible assets	10	2,017,288	1,592,110
Investments	11	18,300	85,964
Employee benefits	14	-	4,359
Other assets		32,774	19,192
Deferred tax assets		22,195	27,047
Non-current assets		4,879,857	4,242,267
Total assets		6,055,551	5,505,830

Liabilities
Trade and other payables		719,722	708,768
Current taxes payable		3,152	41,714
Provisions	15	55,072	43,903
Other financial liabilities		26,268	19,275
Long-term debt	12	26,132	37,087
Lease liabilities	13	125,363	115,934
Current liabilities		955,709	966,681

Long-term debt	12	1,584,272	1,278,670
Lease liabilities	13	289,876	297,105
Employee benefits	14	40,561	-
Provisions	15	114,443	131,736
Other financial liabilities		3,653	382
Deferred tax liabilities		444,207	368,186
Non-current liabilities		2,477,012	2,076,079
Total liabilities		3,432,721	3,042,760

Equity
Share capital	16	1,123,099	1,089,229
Contributed surplus	16, 18	33,552	41,491
Accumulated other comprehensive loss		(234,121)	(233,321)
Retained earnings		1,700,300	1,565,671
Total equity		2,622,830	2,463,070

Contingencies, letters of credit and other commitments	22
Subsequent events	23
Total liabilities and equity		6,055,551	5,505,830

The notes on pages 7 to 26 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(UNAUDITED)

(In thousands of U.S. dollars, except per share amounts)		Three months	Three months	Nine months	Nine months
		ended	ended	ended	ended
	Note	Sept. 30, 2023	Sept. 30, 2022	Sept. 30, 2023	Sept. 30, 2022

Revenue		1,632,894	1,857,271	4,742,772	5,740,569
Fuel surcharge		278,152	384,690	809,717	1,115,228
Total revenue		1,911,046	2,241,961	5,552,489	6,855,797

Materials and services expenses	19	961,949	1,158,503	2,799,934	3,558,035
Personnel expenses		540,767	604,679	1,575,399	1,848,284
Other operating expenses		107,130	140,278	324,320	383,305
Depreciation of property and equipment	8	64,387	61,226	185,782	192,051
Depreciation of right-of-use assets	9	33,822	31,305	97,211	94,126
Amortization of intangible assets	10	15,882	14,026	43,327	42,417
Loss (gain) on sale of business	6	3,011	(75,722)	3,011	(75,722)
Gain on sale of rolling stock and equipment		(1,131)	(9,713)	(12,925)	(53,883)
Gain on derecognition of right-of-use assets		(174)	-	(1,241)	(12)
Loss (gain) on sale of land and buildings		-	-	40	(43)
Gain on sale of assets held for sale		(15,156)	(1,063)	(21,747)	(61,939)
Total operating expenses		1,710,487	1,923,519	4,993,111	5,926,619

Operating income		200,559	318,442	559,378	929,178

Finance (income) costs
Finance income	20	(2,002)	(592)	(4,283)	(675)
Finance costs	20	23,751	22,300	61,891	64,109
Net finance costs		21,749	21,708	57,608	63,434

Income before income tax		178,810	296,734	501,770	865,744
Income tax expense	21	45,471	51,544	128,279	196,006

Net income		133,339	245,190	373,491	669,738

Earnings per share
Basic earnings per share	17	1.55	2.78	4.33	7.42
Diluted earnings per share	17	1.54	2.72	4.28	7.27

The notes on pages 7 to 26 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED)

(In thousands of U.S. dollars)	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30, 2023	Sept. 30, 2022	Sept. 30, 2023	Sept. 30, 2022

Net income	133,339	245,190	373,491	669,738

Other comprehensive (loss) income
Items that may be reclassified to income or loss in future periods:
Foreign currency translation differences	(7,627)	(15,990)	479	(15,683)
Net investment hedge, net of tax	(28,384)	(72,040)	(1,518)	(92,206)
Employee benefits, net of tax	-	292	-	292
Items directly reclassified to retained earnings:
Unrealized gain (loss) on investments in equity securities
measured at fair value through OCI, net of tax	-	6,810	13,562	(2,235)
Other comprehensive (loss) income, net of tax	(36,011)	(80,928)	12,523	(109,832)

Total comprehensive income	97,328	164,262	386,014	559,906

The notes on pages 7 to 26 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
PERIODS ENDED September 30, 2023 AND 2022 (UNAUDITED)

(In thousands of U.S. dollars)					Accumulated	Accumulated
				Accumulated	foreign	unrealized		Total
				unrealized	currency	gain (loss)		equity
				loss on	translation	on invest-		attributable
				employee	differences	ments in	Retained	to owners
		Share	Contributed	benefit	& net invest-	equity	earnings	of the
	Note	capital	surplus	plans	ment hedge	securities	(deficit)	Company

Balance as at December 31, 2022		1,089,229	41,491	-	(239,120)	5,799	1,565,671	2,463,070

Net income		-	-	-	-	-	373,491	373,491
Other comprehensive (loss) income, net of tax		-	-	-	(1,039)	13,562	-	12,523
Realized (loss) gain on equity securities		-	-	-	-	(13,323)	13,323	-
Total comprehensive (loss) income		-	-	-	(1,039)	239	386,814	386,014

Share-based payment transactions, net of tax	18	-	17,118	-	-	-	-	17,118
Stock options exercised, net of tax	16, 18	16,750	(4,228)	-	-	-	-	12,522
Dividends to owners of the Company	16	-	-	-	-	-	(90,478)	(90,478)
Repurchase of own shares	16	(12,065)	-	-	-	-	(106,770)	(118,835)
Net settlement of restricted share units
and performance share units, net of tax	16, 18	29,185	(20,829)	-	-	-	(54,937)	(46,581)
Total transactions with owners, recorded directly in equity		33,870	(7,939)	-	-	-	(252,185)	(226,254)

Balance as at September 30, 2023		1,123,099	33,552	-	(240,159)	6,038	1,700,300	2,622,830

Balance as at December 31, 2021		1,133,181	39,150	(292)	(156,926)	12,553	1,282,689	2,310,355

Net income		-	-	-	-	-	669,738	669,738
Other comprehensive income (loss), net of tax		-	-	292	(107,889)	(2,235)	-	(109,832)
Realized (loss) gain on equity securities		-	-	-	-	(447)	447	-
Total comprehensive income (loss)		-	-	292	(107,889)	(2,682)	670,185	559,906

Share-based payment transactions, net of tax	18	-	11,116	-	-	-	-	11,116
Stock options exercised, net of tax	16, 18	15,559	(4,565)	-	-	-	-	10,994
Dividends to owners of the Company	16	-	-	-	-	-	(72,327)	(72,327)
Repurchase of own shares	16	(59,209)	-	-	-	-	(425,277)	(484,486)
Net settlement of restricted share units, net of tax	16, 18	1,784	(7,355)	-	-	-	(2,290)	(7,861)
Total transactions with owners, recorded directly in equity		(41,866)	(804)	-	-	-	(499,894)	(542,564)

Balance as at September 30, 2022		1,091,315	38,346	-	(264,815)	9,871	1,452,980	2,327,697

The notes on pages 7 to 26 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

(In thousands of U.S. dollars)		Three months	Three months	Nine months	Nine months
		ended	ended	ended	ended
	Note	Sept. 30, 2023	Sept. 30, 2022	Sept. 30, 2023	Sept. 30, 2022

Cash flows from operating activities
Net income		133,339	245,190	373,491	669,738
Adjustments for:
Depreciation of property and equipment	8	64,387	61,226	185,782	192,051
Depreciation of right-of-use assets	9	33,822	31,305	97,211	94,126
Amortization of intangible assets	10	15,882	14,026	43,327	42,417
Share-based payment transactions	18	3,294	3,747	9,943	11,433
Net finance costs	20	21,749	21,708	57,608	63,434
Income tax expense	21	45,471	51,544	128,279	196,006
Loss (gain) on sale of business	6	3,011	(75,722)	3,011	(75,722)
Gain on sale of property and equipment		(1,131)	(9,713)	(12,885)	(53,926)
Gain on derecognition of right-of-use assets		(174)	-	(1,241)	(12)
Gain on sale of assets held for sale		(15,156)	(1,063)	(21,747)	(61,939)
Employee benefits		15,080	2,665	45,255	17,027
Provisions, net of payments		3,707	19,561	(24,155)	36,970
Net change in non-cash operating working capital	7	18,370	47,362	69,193	(175,944)
Interest paid		(20,560)	(19,029)	(54,079)	(59,034)
Income tax paid		(42,352)	(55,026)	(187,734)	(173,328)
Net cash from operating activities		278,739	337,781	711,259	723,297

Cash flows used in investing activities
Purchases of property and equipment	8	(120,520)	(74,160)	(280,920)	(239,108)
Proceeds from sale of property and equipment		17,451	23,150	61,631	111,136
Proceeds from sale of assets held for sale		22,651	5,366	40,137	97,294
Purchases of intangible assets	10	(629)	(1,511)	(2,274)	(4,248)
Proceeds from sale of intangible assets		-	-	-	250
Proceeds from sale of business, net of cash disposed		-	548,300	-	548,300
Business combinations, net of cash acquired	5	(503,535)	(78,809)	(618,587)	(135,074)
Purchases of investments		-	(7,707)	(4,352)	(80,551)
Proceeds from sale of investments		13	-	89,225	4,490
Others		1,333	176	724	783
Net cash (used in) from investing activities		(583,236)	414,805	(714,416)	303,272

Cash flows used in financing activities
Net increase in bank indebtedness		3,700	8,774	2,471	8,428
Proceeds from long-term debt	12	75,000	9,230	75,000	323,415
Repayment of long-term debt	12	(8,974)	(11,160)	(31,471)	(360,115)
Net increase (decrease) in revolving facilities	12	209,471	(387,227)	246,260	(236,502)
Repayment of lease liabilities	13	(31,967)	(31,187)	(94,531)	(92,412)
(Decrease) increase of other financial liabilities		(6,122)	509	(9,419)	(172)
Dividends paid		(30,156)	(24,425)	(91,112)	(73,575)
Repurchase of own shares	16	-	(198,760)	(118,835)	(484,486)
Proceeds from exercise of stock options	16	3,675	4,351	12,522	10,994
Share repurchase for settlement of restricted share
units and performance share units		-	(4,491)	(46,581)	(8,296)
Net cash from (used in) financing activities		214,627	(634,386)	(55,696)	(912,721)

Net change in cash and cash equivalents		(89,870)	118,200	(58,853)	113,848
Cash and cash equivalents, beginning of period		178,134	14,940	147,117	19,292
Cash and cash equivalents, end of period		88,264	133,140	88,264	133,140

The notes on pages 7 to 26 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30 2023 AND 2022 – (UNAUDITED)

1.
Reporting entity

TFI International Inc. (the “Company”) is incorporated under the Canada Business Corporations Act, and is a company domiciled in Canada. The address of the Company’s registered office is 8801 Trans-Canada Highway, Suite 500, Montreal, Quebec, H4S 1Z6.

The condensed consolidated interim financial statements of the Company as at and for the three and nine months ended September 30, 2023 and 2022 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”).

The Group is involved in the provision of transportation and logistics services across the United States, Canada and, until August 31, 2022, Mexico.

2.
Basis of preparation
a)
Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the most recent annual consolidated financial statements of the Group.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on October 23, 2023.

b)
Basis of measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statements of financial position:

•
investment in equity securities, derivative financial instruments and contingent considerations are measured at fair value;
•
liabilities for cash-settled share-based payment arrangements are measured at fair value in accordance with IFRS 2;
•
the defined benefit pension plan liability is recognized as the net total of the present value of the defined benefit obligation less the fair value of the plan assets; and
•
assets and liabilities acquired in business combinations are measured at fair value at acquisition date.

These condensed consolidated interim financial statements are expressed in U.S. dollars, except where otherwise indicated.

c)
Seasonality of interim operations

The activities conducted by the Group are subject to general demand for freight transportation. Historically, demand has been relatively stable with the first quarter being generally the weakest in terms of demand. Furthermore, during the harsh winter months, fuel consumption and maintenance costs tend to rise. Consequently, the results of operations for the interim period are not necessarily indicative of the results of operations for the full year.

d)
Functional and presentation currency

The Company’s consolidated interim financial statements are presented in U.S. dollars (“U.S. dollars” or “USD”).

The Company’s functional currency is the Canadian dollar (“CAD” or CDN$”). Translation gains and losses from the application of the U.S. dollar as the presentation currency while the Canadian dollar is the functional currency are included as part of the cumulative foreign currency translation adjustment.

All financial information presented in U.S. dollars has been rounded to the nearest thousand.

e)
Use of estimates and judgments

The preparation of the accompanying financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events. These estimates and the underlying assumptions affect the reported amounts of assets and liabilities, the disclosures about contingent assets and liabilities, and the reported amounts of revenues and expenses. Such estimates include the valuation of goodwill and intangible assets, the measurement of identifiable assets and liabilities acquired in business combinations, income tax provisions, defined benefit obligation, the self-insurance and other provisions, and contingencies. These estimates and assumptions are based on management’s best estimates and judgments.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30 2023 AND 2022 – (UNAUDITED)

Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. Actual results could differ from these estimates. Changes in those estimates and assumptions resulting from changes in the economic environment will be reflected in the financial statements of future periods.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management applying the Group’s accounting policies and the key sources of estimation uncertainty are the same as those applied and described in the Group’s 2022 annual consolidated financial statements.

3.
Significant accounting policies

The accounting policies described in the Group’s 2022 annual consolidated financial statements have been applied consistently to all periods presented in these condensed consolidated interim financial statements, unless otherwise indicated in note 3. The accounting policies have been applied consistently by Group entities.

New standards and interpretations adopted during the period

The following new standards, and amendments to standards and interpretations, are effective for the first time for interim periods beginning on or after January 1, 2023 and have been applied in preparing these condensed consolidated interim financial statements.

Definition of Accounting Estimates (Amendments to IAS 8)

On February 12, 2021, the IASB issued Definition of Accounting Estimates (Amendments to IAS 8). The amendments are effective for annual periods beginning on or after January 1, 2023. The amendments introduce a new definition for accounting estimates, clarifying that they are monetary amounts in the financial statements that are subject to measurement uncertainty. The amendments also clarify the relationship between accounting policies and accounting estimates by specifying that a company develops an accounting estimate to achieve the objective set out by an accounting policy. The adoption of the amendments did not have a material impact on the Group’s condensed consolidated interim financial statements.

New standards and interpretations not yet adopted

The following new standards are not yet effective, and have not been applied in preparing these condensed consolidated interim financial statements:

Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

On January 23, 2020, the IASB issued amendments to IAS 1 Presentation of Financial Statements (the 2020 amendments), to clarify the classification of liabilities as current or non-current. On October 31, 2022, the IASB issued Non-current Liabilities with Covenants (Amendments to IAS 1) (the 2022 amendments), to improve the information a company provides about long-term debt with covenants. The 2020 amendments and the 2022 amendments (collectively “the Amendments”) are effective for annual periods beginning on or after January 1, 2024. Early adoption is permitted. A company that applies the 2020 amendments early is required to also apply the 2022 amendments.

For the purposes of non-current classification, the Amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must exist at the end of the reporting period and have substance. The Amendments reconfirmed that only covenants with which a company must comply on or before the reporting date affect the classification of a liability as current or non-current. Covenants with which a company must comply after the reporting date do not affect a liability’s classification at that date.

The Amendments also clarify how a company classifies a liability that includes a counterparty conversion option. The Amendments state that:

•
the settlement of a liability includes transferring a company’s own equity instruments to the counterparty; and
•
when classifying liabilities as current or non-current a company can ignore only those conversion options that are recognized as equity.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30 2023 AND 2022 – (UNAUDITED)

The adoption of the amendments is not expected to have a material impact.

Lease Liability in a Sale and Leaseback

On September 22, 2022, the IASB issued Lease Liability in a Sale and Leaseback (Amendments to IFRS 16). The amendments are effective for annual periods beginning on or after January 1, 2024. Early adoption is permitted. The amendment introduces a new accounting model which impacts how a seller-lessee accounts for variable lease payments that arise in a sale-and-leaseback transaction. The amendments clarify that on initial recognition, the seller-lessee includes variable lease payments when it measures a lease liability arising from a sale-and-leaseback transaction and after initial recognition, the seller-lessee applies the general requirements for subsequent accounting of the lease liability such that it recognizes no gain or loss relating to the right of use it retains. The amendments need to be applied retrospectively, which require seller-lessees to reassess and potentially restate sale-and-leaseback transactions entered into since implementation of IFRS 16 in 2019. The adoption of the amendments is not expected to have a material impact.

4.
Segment reporting

The Group operates within the transportation and logistics industry in the United States, Canada and, until August 31, 2022, Mexico, in different reportable segments, as described below. The reportable segments are managed independently as they require different technology and capital resources. For each of the operating segments, the Group’s CEO reviews internal management reports. The following summary describes the operations in each of the Group’s reportable segments:

Package and Courier:	Pickup, transport and delivery of items across North America.
Less-Than-Truckload (a):	Pickup, consolidation, transport and delivery of smaller loads.
Truckload (b):

Full loads carried directly from the customer to the destination using a closed van or specialized equipment to meet customers’ specific needs. Includes expedited transportation, flatbed, tank, container and dedicated services.

Logistics:	Asset-light logistics services, including brokerage, freight forwarding and transportation management, as well as small package parcel delivery.

(a)
The Less-Than-Truckload reporting segment represents the aggregation of the Canadian Less-Than-Truckload and U.S. Less-Than-Truckload operating segments. The aggregation of the segment was analyzed using management’s judgment in accordance with IFRS 8. The operating segments were determined to be similar, amongst others, with respect to the nature of services offered and the methods used to distribute their services. Additionally, they have similar economic characteristics with respect to long-term expected gross margin, levels of capital invested and market place trends.

(b)
Prior to August 31, 2022, the Truckload reporting segment represented the aggregation of the Canadian Conventional Truckload, U.S. Conventional Truckload, and Specialized Truckload operating segments. The aggregation of the segment was analyzed using management’s judgment in accordance with IFRS 8. The operating segments were determined to be similar, amongst others, with respect to the nature of services offered and the methods used to distribute their services. Additionally, they have similar economic characteristics with respect to long-term expected gross margin, levels of capital invested and market place trends. On August 31,2022, the Group sold CFI’s Truckload, Temp Control and Mexican non-asset logistics businesses, operating primarily in the U.S. Conventional Truckload operating segment. Subsequent to the sale, the remaining business operations in the Group’s U.S. Conventional Truckload operating segment were transferred to the Specialized Truckload operating segment. Because the transfer was amongst operating segments in the same reportable segment and the aggregation criteria continued to be met, there was no impact on the reportable segment results.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment operating income or loss. This measure is included in the internal management reports that are reviewed by the Group’s CEO and refers to “Operating income (loss)” in the consolidated statements of income. Segment operating income or loss is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30 2023 AND 2022 – (UNAUDITED)

	Package	Less-
	and	Than-
	Courier	Truckload	Truckload	Logistics	Corporate	Eliminations	Total
Three months ended September 30, 2023
Revenue(1)	111,749	717,690	401,510	416,222	-	(14,277)	1,632,894
Fuel surcharge(1)	27,808	152,365	75,058	26,003	-	(3,082)	278,152
Total revenue(1)	139,557	870,055	476,568	442,225	-	(17,359)	1,911,046
Operating income (loss)	25,222	100,370	50,057	40,855	(15,945)	-	200,559
Selected items:
Depreciation and
amortization	6,139	44,774	50,070	12,977	131	-	114,091
Gain on sale of
assets held for sale	-	14,610	546	-	-	-	15,156
Loss on sale of business	-	-	-	-	(3,011)	-	(3,011)
Intangible assets	179,391	194,628	838,644	804,509	116	-	2,017,288
Total assets	347,243	2,375,591	1,985,704	1,189,077	157,936	-	6,055,551
Total liabilities	79,525	747,889	409,383	343,982	1,852,066	(124)	3,432,721
Additions to property
and equipment	6,417	61,310	50,085	2,674	34	-	120,520

Three months ended September 30, 2022
Revenue(1)	120,236	817,198	510,185	424,075	-	(14,423)	1,857,271
Fuel surcharge(1)	38,927	204,165	125,185	20,332	-	(3,919)	384,690
Total revenue(1)	159,163	1,021,363	635,370	444,407	-	(18,342)	2,241,961
Operating income	33,858	100,513	96,628	28,992	58,451	-	318,442
Selected items:
Depreciation and
amortization	6,530	37,908	52,313	9,646	160	-	106,557
Gain on sale of
assets held for sale	-	1,062	1	-	-	-	1,063
Gain on sale of business	-	-	-	-	75,722	-	75,722
Intangible assets	176,634	166,578	754,248	470,990	223	-	1,568,673
Total assets	351,188	2,303,716	1,828,983	756,149	260,686	-	5,500,722
Total liabilities	98,698	859,267	398,710	239,813	1,576,659	(122)	3,173,025
Additions to property
and equipment	2,181	25,353	46,481	61	90	-	74,166
(1) Includes intersegment revenue and intersegment fuel surcharge

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30 2023 AND 2022 – (UNAUDITED)

	Package	Less-
	and	Than-
	Courier	Truckload	Truckload	Logistics	Corporate	Eliminations	Total
Nine months ended September 30, 2023
Revenue(1)	339,897	2,081,378	1,226,315	1,133,240	-	(38,058)	4,742,772
Fuel surcharge(1)	87,103	440,779	230,127	59,283	-	(7,575)	809,717
Total revenue(1)	427,000	2,522,157	1,456,442	1,192,523	-	(45,633)	5,552,489
Operating income (loss)	79,649	238,982	186,736	105,458	(51,447)	-	559,378
Selected items:
Depreciation and
amortization	18,842	127,312	146,655	33,112	399	-	326,320
Loss on sale of
land and buildings	-	(36)	(4)	-	-	-	(40)
Gain on sale of
assets held for sale	-	17,792	3,955	-	-	-	21,747
Loss on sale of business	-	-	-	-	(3,011)	-	(3,011)
Intangible assets	179,391	194,628	838,644	804,509	116	-	2,017,288
Total assets	347,243	2,375,591	1,985,704	1,189,077	157,936	-	6,055,551
Total liabilities	79,525	747,889	409,383	343,982	1,852,066	(124)	3,432,721
Additions to property
and equipment	12,110	170,254	93,489	3,569	182	-	279,604

Nine months ended September 30, 2022
Revenue(1)	369,898	2,522,773	1,582,980	1,313,154	-	(48,236)	5,740,569
Fuel surcharge(1)	108,565	596,677	365,274	56,055	-	(11,343)	1,115,228
Total revenue(1)	478,463	3,119,450	1,948,254	1,369,209	-	(59,579)	6,855,797
Operating income	96,743	382,567	295,026	106,242	48,600	-	929,178
Selected items:
Depreciation and
amortization	20,160	114,586	164,306	28,975	567	-	328,594
(Loss) gain on sale of
land and buildings	-	(1)	44	-	-	-	43
Gain on sale of
assets held for sale	-	55,702	6,237	-	-	-	61,939
Gain on sale of business	-	-	-	-	75,722	-	75,722
Intangible assets	176,634	166,578	754,248	470,990	223	-	1,568,673
Total assets	351,188	2,303,717	1,828,982	756,149	260,686	-	5,500,722
Total liabilities	98,698	859,268	398,709	239,813	1,576,659	(122)	3,173,025
Additions to property
and equipment	8,534	94,275	134,584	703	136	-	238,232

(1) Includes intersegment revenue and intersegment fuel surcharge

│11

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30 2023 AND 2022 – (UNAUDITED)

Geographical information

Revenue is attributed to geographical locations based on the origin of service location.

	Package	Less-
	and	Than-
	Courier	Truckload	Truckload	Logistics	Eliminations	Total
Three months ended September 30, 2023
Canada	139,557	158,801	279,229	65,105	(9,044)	633,648
United States	-	711,254	197,339	377,120	(8,315)	1,277,398
Total	139,557	870,055	476,568	442,225	(17,359)	1,911,046

Three months ended September 30, 2022
Canada	159,163	166,939	303,167	59,255	(7,975)	680,549
United States	-	854,424	332,203	379,646	(10,367)	1,555,906
Mexico	-	-	-	5,506	-	5,506
Total	159,163	1,021,363	635,370	444,407	(18,342)	2,241,961

Nine months ended September 30, 2023
Canada	427,000	456,216	850,812	194,512	(24,463)	1,904,077
United States	-	2,065,941	605,630	998,011	(21,170)	3,648,412
Total	427,000	2,522,157	1,456,442	1,192,523	(45,633)	5,552,489

Nine months ended September 30, 2022
Canada	478,463	514,323	889,298	193,601	(25,802)	2,049,883
United States	-	2,605,127	1,058,956	1,155,041	(33,777)	4,785,347
Mexico	-	-	-	20,567	-	20,567
Total	478,463	3,119,450	1,948,254	1,369,209	(59,579)	6,855,797

Segment assets are based on the geographical location of the assets.

	As at	As at
	September 30, 2023	December 31, 2022
Property and equipment, right-of-use assets and intangible assets
Canada	2,155,360	1,848,746
United States	2,651,228	2,256,959
	4,806,588	4,105,705

5.
Business combinations
a)
Business combinations

In line with the Group’s growth strategy, the Group acquired eleven businesses during 2023, of which JHT Holdings, Inc. was considered material. All other acquisitions were not considered to be material. These transactions were concluded in order to add density in the Group’s current network and further expand value-added services.

On August 16, 2023, the Group completed the acquisition of JHT Holdings, Inc. ("JHT"). The purchase price for this business acquisition totaled $302.6 million, which was funded by a mixture of cash on hand and the remaining balance was drawn from the currently existing unsecured revolving credit facility. During the nine months ended September 30, 2023, the business contributed revenue and net income of $75.0 million and $4.9 million, respectively since the acquisition.

Had the Group acquired JHT on January 1, 2023, as per management’s best estimates, the revenue and net income for this entity would have been $345.8 million and $27.8 million, respectively. In determining these estimated amounts, management assumed that the fair value adjustments that arose on the date of acquisition would have been the same had the acquisition occurred on January 1, 2023 and adjusted for interest, based on the purchase price and average borrowing rate of the Group, and income tax expense based on the effective tax rate.

During the nine months ended September 30, 2023, the non-material businesses, in aggregate, contributed revenue and net loss of $138.6 million and $4.2 million, respectively, since the acquisitions.

Had the Group acquired the non-material businesses on January 1, 2023, as per management’s best estimates, the revenue and net income for these entities would have been $281.7 million and $10.6 million, respectively. In determining these estimated amounts, management assumed that the fair value adjustments that arose on the date of acquisition would have been the same

│12

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30 2023 AND 2022 – (UNAUDITED)

had the acquisitions occurred on January 1, 2023 and adjusted for interest, based on the purchase price and average borrowing rate of the Group, and income tax expense based on the effective tax rate.

During the nine months ended September 30, 2023, $0.6 million of transaction costs (2022 – $0.1 million) have been expensed in other operating expenses in the consolidated statements of income in relation to the above-mentioned business acquisitions.

As of the reporting date, the Group had not yet completed the purchase price allocation over the identifiable net assets and goodwill of the 2023 acquisitions. Information to confirm the fair value of certain assets and liabilities still needs to be obtained for these acquisitions. As the Group obtains more information, the allocation will be completed.

The table below presents the preliminary purchase price allocation based on the best information available to the Group to date:

Identifiable assets acquired and liabilities assumed	Note	JHT	Others	Total
Cash and cash equivalents		5,709	11,171	16,880
Trade and other receivables		38,680	37,264	75,944
Inventoried supplies and prepaid expenses		10,960	6,700	17,660
Property and equipment	8	72,009	173,120	245,129
Right-of-use assets	9	4,782	25,690	30,472
Intangible assets	10	249,598	75,003	324,601
Other assets		16,386	118	16,504
Trade and other payables		(35,812)	(24,002)	(59,814)
Income tax (payable) receivable		(4,863)	3,700	(1,163)
Provisions		(20,267)	-	(20,267)
Other non-current liabilities		(444)	(44)	(488)
Long-term debt	12	(4,808)	-	(4,808)
Lease liabilities	13	(4,782)	(25,690)	(30,472)
Deferred tax liabilities		(72,656)	(30,514)	(103,170)
Total identifiable net assets		254,492	252,516	507,008
Total consideration transferred		302,623	349,342	651,965
Goodwill	10	48,131	96,826	144,957
Cash		302,623	332,844	635,467
Contingent consideration		-	16,498	16,498
Total consideration transferred		302,623	349,342	651,965

The fair values measured on the amounts regarding JHT are on a provisional basis, mainly regarding intangible assets. This is mainly due to pending completion and review of independent valuations. The fair values will be revised as more information is obtained about the facts and circumstances that existed at the date of acquisition.

JHT participates in three multiemployer pension plans. These are classified and accounted for as defined contribution plans.

The trade receivables comprise gross amounts due of $77.8 million, of which $1.9 million was expected to be uncollectible at the acquisition date.

Of the goodwill and intangible assets acquired through business combinations in 2023, $18.9 million is deductible for tax purposes.

b)
Goodwill

The goodwill is attributable mainly to the premium of an established business operation with a good reputation in the transportation industry, and the synergies expected to be achieved from integrating the acquired entity into the Group’s existing business.

The goodwill arising in the business combinations has been allocated to operating segments as indicated in the table below, which represents the lowest level at which goodwill is monitored internally.

Operating segment	Reportable segment	Sept. 30, 2023	Sept. 30, 2022
Canadian Less-Than-Truckload	Less-Than-Truckload	11,143	-
U.S. Less-Than-Truckload	Less-Than-Truckload	3,376	-
Canadian Truckload	Truckload	13,879	2,117
Specialized Truckload	Truckload	41,181	18,907
U.S. Truckload	Truckload	-	(1,125)
Logistics	Logistics	75,378	22,531
		144,957	42,430

│13

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30 2023 AND 2022 – (UNAUDITED)

c)
Contingent consideration

The contingent consideration for the nine months ended September 30, 2023 relates to non-material business acquisitions and is recorded in the original purchase price allocation. The fair value was determined using expected cash flows discounted at a rate of 8.2% for long-term contingent consideration. These considerations are contingent on achieving specified earnings levels in future periods. The maximum amount payable is $15.8 million in less than one year and $0.8 million in 2 years.

The contingent consideration balance at September 30, 2023 is $16.1 million (December 31, 2022 - $8.8 million) and is presented in other financial liabilities on the consolidated statements of financial position.

d)
Adjustment to the provisional amounts of prior year’s non-material business combinations

The 2022 annual consolidated financial statements included details of the Group’s business combinations and set out provisional fair values relating to the consideration paid and net assets acquired of various non-material acquisitions. These acquisitions were accounted for under the provisions of IFRS 3.

As required by IFRS 3, the provisional fair values have been reassessed in light of information obtained during the measurement period following the acquisition. No material adjustments were required to the provisional fair values for these prior period business combinations during the nine months ended September 30, 2023.

6.
Sale of business

On August 31, 2022, CFI’s Truckload, Temp Control and Mexican non-asset logistics businesses were sold to Heartland Express for a total consideration of $555.1 million, which included cash consideration, net working capital adjustments and was net of incremental selling costs of $4.5 million. The total consideration was subject to additional working capital closing adjustments as at September 30, 2022. The businesses operated primarily in the U.S. Conventional Truckload operating segment of the Group’s Truckload reportable segment. The Group kept the Dedicated and U.S. Logistics (non-asset U.S. based logistics services provider) divisions, which continue to be reported in the Truckload reportable segment. TFI also retained pre-closing accident and workers’ compensation claims.

The table below presents the net assets disposed :

	Note	September 30, 2023	September 30, 2022
Cash and cash equivalents		-	6,788
Trade and other receivables		-	77,879
Inventoried supplies and prepaid expenses		-	7,856
Property and equipment		-	321,123
Right-of-use assets		-	3,203
Intangible assets		-	42,599
Goodwill		-	144,551
Other assets		-	306
Accumulated other comprehensive income - CTA		-	2,737
Trade and other payables		-	(46,776)
Income tax payable		-	(564)
Employee benefits		-	(1,302)
Provisions		-	(1,464)
Other liabilities adjustment		3,011	-
Lease liabilities	13	-	(3,129)
Deferred tax liabilities		-	(74,441)
Total identifiable net assets		3,011	479,366
Total consideration received		-	555,088
(Loss) gain on sale of business		(3,011)	75,722

The goodwill disposed of was allocated to operating segments as indicated in the table below, which represents the lowest level at which goodwill is monitored internally:

Operating segment	Reportable segment	September 30, 2023	September 30, 2022
U.S. Truckload	Truckload	-	141,056
Logistics	Logistics	-	3,495
		-	144,551

│14

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30 2023 AND 2022 – (UNAUDITED)

7.
Additional cash flow information

Net change in non-cash operating working capital

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30, 2023	Sept. 30, 2022	Sept. 30, 2023	Sept. 30, 2022
Trade and other receivables	(27,604)	29,868	125,677	(172,733)
Inventoried supplies	2,150	1,559	3,238	(1,176)
Prepaid expenses	7,844	1,374	(13,647)	(7,321)
Trade and other payables	35,980	14,561	(46,075)	5,286
	18,370	47,362	69,193	(175,944)

8.
Property and equipment

		Land and	Rolling
	Note	buildings	stock	Equipment	Total
Cost
Balance at December 31, 2022		1,166,990	1,501,548	204,788	2,873,326
Additions through business combinations	5	144,640	93,059	7,430	245,129
Other additions		63,894	205,332	10,378	279,604
Disposals		(408)	(128,800)	(444)	(129,652)
Reclassification (to) from assets held for sale		(13,843)	58	-	(13,785)
Reclassification between categories*		-	36,319	(36,319)	-
Effect of movements in exchange rates		(1,374)	(2,636)	(245)	(4,255)
Balance at September 30, 2023		1,359,899	1,704,880	185,588	3,250,367

Accumulated Depreciation
Balance at December 31, 2022		83,140	543,272	114,959	741,371
Depreciation		17,118	155,458	13,206	185,782
Disposals		(109)	(80,469)	(328)	(80,906)
Reclassification (to) from assets held for sale		(1,529)	48	-	(1,481)
Reclassification between categories*		-	11,089	(11,089)	-
Effect of movements in exchange rates		(165)	(818)	(238)	(1,221)
Balance at September 30, 2023		98,455	628,580	116,510	843,545

Net carrying amounts
At December 31, 2022		1,083,850	958,276	89,829	2,131,955
At September 30, 2023		1,261,444	1,076,300	69,078	2,406,822

* Reclassification between categories had no impact on the depreciation policy of the reclassified property and equipment.

As at September 30, 2023, there are no amounts included in trade and other payables for the purchases of property and equipment (December 31, 2022 – $1.3 million).

│15

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30 2023 AND 2022 – (UNAUDITED)

9.
Right-of-use assets

		Land and	Rolling
	Note	buildings	stock	Equipment	Total
Cost
Balance at December 31, 2022		528,791	252,043	3,797	784,631
Other additions		31,367	52,343	331	84,041
Additions through business combinations	5	14,430	16,042	-	30,472
Derecognition*		(33,174)	(52,300)	(935)	(86,409)
Effect of movements in exchange rates		(962)	(831)	(1)	(1,794)
Balance at September 30, 2023		540,452	267,297	3,192	810,941

Depreciation
Balance at December 31, 2022		286,256	114,971	1,764	402,991
Depreciation		49,577	46,965	669	97,211
Derecognition*		(22,111)	(47,761)	(935)	(70,807)
Effect of movements in exchange rates		(679)	(251)	(2)	(932)
Balance at September 30, 2023		313,043	113,924	1,496	428,463

Net carrying amounts
At December 31, 2022		242,535	137,072	2,033	381,640
At September 30, 2023		227,409	153,373	1,696	382,478

* Derecognized right-of-use assets include negotiated asset purchases and extinguishments resulting from accidents as well as fully amortized or end of term right-of-use assets.

10.
Intangible assets

			Other intangible assets
					Non-
			Customer	Trademarks	compete	Information
Note		Goodwill	relationships	and other	agreements	technology	Total
Cost
Balance at December 31, 2022		1,359,345	513,697	42,680	20,007	35,122	1,970,851
Additions through
business combinations	5	144,957	295,934	14,405	12,047	2,215	469,558
Other additions		-	-	-	-	2,274	2,274
Extinguishments		-	(4,813)	-	(2,131)	(992)	(7,936)
Effect of movements in
exchange rates		(2,307)	(434)	(430)	(315)	(159)	(3,645)
Balance at September 30, 2023		1,501,995	804,384	56,655	29,608	38,460	2,431,102

Amortization and impairment losses
Balance at December 31, 2022		78,012	244,252	27,050	10,130	19,297	378,741
Amortization		-	33,492	3,848	3,252	2,735	43,327
Extinguishments		-	(4,813)	-	(2,131)	(992)	(7,936)
Effect of movements in exchange rates
exchange rates		(74)	(222)	(32)	17	(7)	(318)
Balance at September 30, 2023		77,938	272,709	30,866	11,268	21,033	413,814

Net carrying amounts
At December 31, 2022		1,281,333	269,445	15,630	9,877	15,825	1,592,110
At September 30, 2023		1,424,057	531,675	25,789	18,340	17,427	2,017,288

11.
Investments

	As at	As at
	September 30, 2023	December 31, 2022
Level 1 investments	-	71,979
Level 2 investments	4,339	-
Level 3 investments	13,961	13,985
	18,300	85,964

│16

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30 2023 AND 2022 – (UNAUDITED)

Level 3 investments were marked to fair value based on the company performance as at September 30, 2023. The Group elected to designate these investments as at fair value through OCI.

12.
Long-term debt

	As at	As at
	September 30, 2023	December 31, 2022
Non-current liabilities
Unsecured revolving facilities	243,530	-
Unsecured debenture	147,105	147,233
Unsecured senior notes	1,153,495	1,075,702
Conditional sales contracts	35,685	55,735
Other long-term debt	4,457	-
	1,584,272	1,278,670

Current liabilities
Current portion of other long-term debt	351	-
Current portion of conditional sales contracts	25,781	37,087
	26,132	37,087

The table below summarizes changes to the long-term debt:

		Nine months ended	Nine months ended
	Note	September 30, 2023	September 30, 2022
Balance at beginning of period		1,315,757	1,608,094
Proceeds from long-term debt		75,000	323,415
Business combinations	5	4,808	-
Repayment of long-term debt		(31,471)	(360,115)
Net increase (decrease) in revolving facilities		246,260	(236,502)
Amortization of deferred financing fees		980	972
Effect of movements in exchange rates		(4,313)	(121,880)
Effect of movements in exchange rates - debt
designated as net investment hedge		3,383	95,832
Balance at end of period		1,610,404	1,309,816

The Group’s revolving facilities have a total size of $954.4 million at September 30, 2023 (December 31, 2022 – $929.6 million) and an additional $185.5 million of credit availability (CAD $245 million and USD $5 million). The additional credit is available under certain conditions under the Group’s syndicated revolving credit agreement.

On August 21, 2023, the Company received $75 million in proceeds from the issuance of new debts taking the form of unsecured senior notes consisting of two tranches, $50 million and $25 million, maturing on August 19, 2035 and 2038, bearing fixed interest rates of 5.56% and 5.64%, respectively. Deferred financing fees of $0.1 million were recognized as a result of the transaction.

On September 2, 2022, the Group extended its credit facility until August 16, 2026. Under the new extension, the CAD availability and USD availability remain unchanged. The adoption of the Interest Rate Benchmark Reform - Phase 2 did not have a material impact on the Group’s consolidated financial statements as the only debt balances subject to LIBOR reform is the USD portion of unsecured revolver. The revolver agreement indicated that SOFR would be the main replacement for LIBOR in the United States. Effective as of September 2, 2022, the interest rate was the sum of the adjusted term secured overnight financing rate published by the Federal Reserve Bank of New York (“SOFR”) plus an applicable margin, which can vary between 113 and 175 basis points based on certain ratios. The change in interest rate did not have a material impact on the Group’s financial statements as the Group has no interest rate swaps that hedge variable interest debt. Deferred financing fees of $0.8 million were recognized on the extension.

On March 23, 2022, the Company received $200 million in proceeds from the issuance of new debts taking the form of unsecured senior notes consisting of two tranches, of $100 million each, maturing on March 23, 2032, and 2037, bearing fixed interest rates of 3.50% and 3.80%, respectively. Deferred financing fees of $0.3 million were recognized as a result of the transaction.

On March 23, 2022, the Company received additional $100 million in proceeds from the amendment and restatement of the debt agreement signed on July 2, 2021, taking the form of unsecured senior notes as the third tranche maturing on April 2, 2034, bearing fixed interest rate of 3.55%. Deferred financing fees of $0.1 million were recognized as a result of the transaction.

The proceeds raised from the two debt issuances were used in full to pay off the unsecured term loan which was due in June 2022 without any penalty.

│17

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30 2023 AND 2022 – (UNAUDITED)

The debt issuances described above are subject to certain covenants regarding the maintenance of financial ratios. These are the same covenants as previously required by the Company’s syndicated revolving credit agreement as described in note 26(f) of the 2022 annual consolidated financial statements.

13.
Lease liabilities

	As at	As at
	September 30, 2023	December 31, 2022
Current portion of lease liabilities	125,363	115,934
Long-term portion of lease liabilities	289,876	297,105
	415,239	413,039

The table below summarizes changes to the lease liabilities:

		Nine months ended	Nine months ended
	Note	September 30, 2023	September 30, 2022
Balance at beginning of period		413,039	429,206
Business combinations	5	30,472	20,450
Sale of business	6	-	(3,129)
Additions		84,041	66,642
Derecognition*		(16,843)	(11,207)
Repayment		(94,531)	(92,412)
Effect of movements in exchange rates		(939)	(23,971)
Balance at end of period		415,239	385,579

* Derecognized lease liabilities include negotiated asset purchases and extinguishments resulting from accidents.

Extension options

Some real estate leases contain extension options exercisable by the Group. Where practicable, the Group seeks to include extension options in new leases to provide operational flexibility. The Group assesses at the lease commencement date whether it is reasonably certain to exercise the extension options. The Group reassesses whether it is reasonably certain to exercise the options if there are significant events or significant changes in circumstances within its control.

The lease liabilities include future lease payments of $7.6 million (December 31, 2022 – $9.9 million) related to extension options that the Group is reasonably certain to exercise.

The Group has estimated that the potential future lease payments, should it exercise the remaining extension options, would result in an increase in lease liabilities of $358.0 million (December 31, 2022 - $377.7 million).

The Group does not have a significant exposure to termination options and penalties.

Contractual cash flows

The total contractual cash flow maturities of the Group’s lease liabilities are as follows:

As at
September 30, 2023
Less than 1 year	140,471
Between 1 and 5 years	264,767
More than 5 years	52,167
457,405

│18

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30 2023 AND 2022 – (UNAUDITED)

14.
Employee benefits

The Group has various benefit plans, mainly TForce Freight pension plans and TFI International pension plans, under which participants are entitled to benefits once participation requirements are satisfied. Additional information relating to the retirement benefit plans is provided in Note 16 - Employee benefits of the Group’s 2022 annual consolidated financial statements.

Net periodic benefit cost and pension contributions are as follows for the TForce Freight pension plans:

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30, 2023	Sept. 30, 2022	Sept. 30, 2023	Sept. 30, 2022
Current service cost	14,984	31,280	44,964	93,841
Net interest (income) cost	(196)	52	(711)	157
Net periodic benefit cost	14,788	31,332	44,253	93,998

Pension contributions	-	25,750	-	77,250

The pension plan is funded in line with the statutory funding requirements of the Employee Retirement Income Security Act.

15.
Provisions

	Self-insurance	Other	Total
As at September 30, 2023
Current provisions	44,217	10,855	55,072
Non-current provisions	79,387	35,056	114,443
	123,604	45,911	169,515

As at December 31, 2022
Current provisions	33,918	9,985	43,903
Non-current provisions	62,333	69,403	131,736
	96,251	79,388	175,639

Self-insurance provisions represent the uninsured portion of outstanding claims at period-end. Other provisions include mainly litigation provisions of $19.1 million (December 31, 2022 - $42.3 million) and environmental remediation liabilities of $16.0 million (December 31, 2022 - $23.4 million). Litigation provisions contain various pending claims for which management uses judgement and assumptions about future events. The outcomes will depend on future claim developments.

16.
Share capital and other components of equity

The following table summarizes the number of common shares issued:

(in number of shares)		Nine months	Nine months
		ended	ended
	Note	Sept. 30, 2023	Sept. 30, 2022
Balance, beginning of period		86,539,559	92,152,893
Repurchase and cancellation of own shares		(1,109,900)	(5,466,855)
Stock options exercised	18	502,041	492,782
Balance, end of period		85,931,700	87,178,820

The following table summarizes the share capital issued and fully paid:

	Nine months	Nine months
	ended	ended
	Sept. 30, 2023	Sept. 30, 2022
Balance, beginning of period	1,089,229	1,133,181
Repurchase and cancellation of own shares	(12,065)	(59,209)
Cash consideration of stock options exercised	12,522	10,994
Ascribed value credited to share capital on stock options exercised, net of tax	4,228	4,565
Issuance of shares on settlement of RSUs and PSUs, net of tax	29,185	1,784
Balance, end of period	1,123,099	1,091,315

Pursuant to the normal course issuer bid (“NCIB”) which began on November 2, 2022 and ending on November 1, 2023, the Company is authorized to repurchase for cancellation up to a maximum of 6,370,199 of its common shares under certain conditions. As at September 30, 2023, and since the inception of this NCIB, the Company has repurchased and cancelled 1,546,720 shares. Subsequent to the third

│19

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30 2023 AND 2022 – (UNAUDITED)

quarter of 2023, the Toronto Stock Exchange approved the renewal of the Company's NCIB entitling the Company to repurchase for cancellation up to 7,161,046 common shares until expiry of the NCIB on November 1, 2024.

During the nine months ended September 30, 2023, the Company repurchased 1,109,900 common shares at a weighted average price of $107.07 per share for a total purchase price of $118.8 million relating to the NCIB. During the nine months ended September 30, 2022, the Company repurchased 5,466,855 common shares at a weighted average price of $88.62 per share for a total purchase price of $484.5 million relating to a previous NCIB. The excess of the purchase price paid over the carrying value of the shares repurchased in the amount of $106.8 million (2022 – $425.3 million) was charged to retained earnings as share repurchase premium.

17.
Earnings per share

Basic earnings per share

The basic earnings per share and the weighted average number of common shares outstanding have been calculated as follows:

(in thousands of dollars and number of shares)	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30, 2023	Sept. 30, 2022	Sept. 30, 2023	Sept. 30, 2022
Net income	133,339	245,190	373,491	669,738
Issued common shares, beginning of period	85,801,479	89,094,521	86,539,559	92,152,893
Effect of stock options exercised	47,956	69,710	285,794	214,729
Effect of repurchase of own shares	-	(937,871)	(639,301)	(2,100,507)
Weighted average number of common shares	85,849,435	88,226,360	86,186,052	90,267,115

Earnings per share – basic (in dollars)	1.55	2.78	4.33	7.42

Diluted earnings per share

The diluted earnings per share and the weighted average number of common shares outstanding after adjustment for the effects of all dilutive common shares have been calculated as follows:

(in thousands of dollars and number of shares)	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30, 2023	Sept. 30, 2022	Sept. 30, 2023	Sept. 30, 2022
Net income	133,339	245,190	373,491	669,738
Weighted average number of common shares	85,849,435	88,226,360	86,186,052	90,267,115
Dilutive effect:
Stock options, restricted share units
and performance share units	1,002,184	1,807,350	1,144,205	1,879,562
Weighted average number of diluted common shares	86,851,619	90,033,710	87,330,257	92,146,677

Earnings per share - diluted (in dollars)	1.54	2.72	4.28	7.27

As at September 30, 2023, no stock options were excluded from the calculation of diluted earnings per share (September 30, 2022 – nil) as none were anti-dilutive.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of stock options was based on quoted market prices for the period during which the options were outstanding.

18.
Share-based payment arrangements

Stock option plan (equity-settled)

The Company offers a stock option plan for the benefit of certain of its employees. The maximum number of shares that can be issued upon the exercise of options granted under the current 2012 stock option plan is 5,979,201. Each stock option entitles its holder to receive one common share upon exercise. The exercise price payable for each option is determined by the Board of Directors at the date of grant, and may not be less than the volume weighted average trading price of the Company’s shares for the last five trading days immediately preceding the grant date. The options vest in equal installments over three years and the expense is recognized following the accelerated method as each installment is fair valued separately and recorded over the respective vesting periods. The table below summarizes the changes in the outstanding stock options:

│20

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30 2023 AND 2022 – (UNAUDITED)

(in thousands of options	Three months		Three months		Nine months		Nine months
and in dollars)		ended		ended		ended		ended
	Sept. 30, 2023		Sept. 30, 2022		Sept. 30, 2023		Sept. 30, 2022
		Weighted		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average	Number	average
	of	exercise	of	exercise	of	exercise	of	exercise
	options	price	options	price	options	price	options	price
Balance, beginning
of period	930	29.14	1,754	26.49	1,302	27.89	2,061	25.70
Exercised	(130)	29.21	(186)	23.13	(502)	25.91	(493)	21.89
Forfeited	-	-	(4)	40.41	-	-	(4)	40.41
Balance, end of period	800	29.13	1,564	26.86	800	29.13	1,564	26.86
Options exercisable, end of period					771	28.71	1,535	26.60

The following table summarizes information about stock options outstanding and exercisable at September 30, 2023:

(in thousands of options and in dollars)	Options outstanding		Options
			exercisable
		Weighted
		average
	Number	remaining	Number
	of	contractual life	of
Exercise prices	options	(in years)	options
26.82	14	0.4	14
23.70	238	1.4	238
30.71	500	2.4	500
40.41	48	3.8	19
	800	2.2	771

Of the options outstanding at September 30, 2023, a total of 740,989 (December 31, 2022 - 1,106,883) are held by key management personnel.

The weighted average share price at the date of exercise for stock options exercised in the nine months ended September 30, 2023 was $121.85 (September 30, 2022 – $106.16).

For the three and nine months ended September 30, 2023, the Group recognized a compensation expense of nil and $0.2 million, respectively (September 30, 2022 - $0.1 million and $0.3 million) with a corresponding increase to contributed surplus.

No stock options were granted during the three and nine months ended September 30, 2023 or September 30, 2022 under the Company’s stock option plan.

Deferred share unit plan for board members (cash-settled)

Quarterly cash amounts are paid to the board members on the second Thursday following each quarter. In addition, an equity portion of compensation is awarded, comprised of restricted share units granted annually effective on the date of each Annual Meeting, with a vesting period of one year.

Until December 31, 2020, the Company offered a deferred share unit (“DSU”) plan for its board members. Under this plan, board members could elect to receive cash, DSUs or a combination of both for their compensation. The following table provides the number of DSUs related to this plan:

(in units)	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30, 2023	Sept. 30, 2022	Sept. 30, 2023	Sept. 30, 2022
Balance, beginning of period	259,835	308,277	310,128	306,554
Paid	-	-	(51,925)	-
Forfeited	-	-	(170)	-
Dividends paid in units	825	973	2,627	2,697
Balance, end of period	260,660	309,251	260,660	309,251

│21

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30 2023 AND 2022 – (UNAUDITED)

For the three and nine months ended September 30, 2023, the Group recognized, as a result of the cash-settled director compensation plan, a compensation expense of $0.2 million and $0.8 million respectively (September 30, 2022 – $0.3 million and $0.9 million). In personnel expenses, the Group recognized a mark-to-market loss on DSUs of $4.7 million and $7.9 million for the three and nine months ended September 30, 2023 respectively (September 30, 2022 – loss of $5.3 million and gain of $3.9 million). As at September 30, 2023, the total carrying amount of liabilities for cash-settled arrangements recorded in trade and other payables amounted to $33.5 million (December 31, 2022 - $31.0 million).

Performance contingent restricted share unit and performance share unit plans (equity-settled)

The Company offers an equity incentive plan for the benefit of senior employees of the Group. Each participant’s annual LTIP allocation is split in two equally weighted awards of restricted share units (‘’RSUs’’) and of performance share units (“PSUs”). The RSUs are only subject to a time cliff vesting condition on the third anniversary of the award whereas the PSUs are subject to both performance and time cliff vesting conditions on the third anniversary of the award. The performance conditions attached to the PSUs are equally weighted between absolute earnings before interest and income tax and relative total shareholder return (“TSR”). For purposes of the relative TSR portion, there are two equally weighted comparisons: the first portion is compared against the TSR of a group of transportation industry peers and the second portion is compared against the S&P/TSX60 index.

Restricted share units

On February 6, 2023, the Company granted a total of 55,400 RSUs under the Company’s equity incentive plan of which 38,275 were granted to key management personnel. The fair value of the RSUs is determined to be the share price fair value at the date of the grant and is recognized as a share-based compensation expense, through contributed surplus, over the vesting period. The fair value of the RSUs granted was $115.51 per unit.

On April 26, 2023, the Company granted a total of 7,632 RSUs under the Company’s equity incentive plan of which 7,632 were granted to the directors under the director compensation plan. The fair value of the RSUs is determined to be the share price fair value at the date of the grant and is recognized as a share-based compensation expense, through contributed surplus, over the vesting period. The fair value of the RSUs granted was $117.85 per unit.

On February 7, 2022, the Company granted a total of 63,404 RSUs under the Company’s equity incentive plan of which 39,750 were granted to key management personnel. The fair value of the RSUs is determined to be the share price fair value at the date of the grant and is recognized as a share-based compensation expense, through contributed surplus, over the vesting period. The fair value of the RSUs granted was $98.27 per unit.

On April 28, 2022, the Company granted a total of 10,815 RSUs under the Company’s equity incentive plan of which 10,815 were granted the directors under the director compensation plan. The fair value of the RSUs is determined to be the share price fair value at the date of the grant and is recognized as a share-based compensation expense, through contributed surplus, over the vesting period. The fair value of the RSUs granted was $83.28 per unit.

The table below summarizes changes to the outstanding RSUs:

(in thousands of RSUs	Three months		Three months		Nine months		Nine months
and in dollars)		ended		ended		ended		ended
	Sept. 30, 2023		Sept. 30, 2022		Sept. 30, 2023		Sept. 30, 2022
		Weighted		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average	Number	average
	of	grant date	of	grant date	of	grant date	of	grant date
	RSUs	fair value	RSUs	fair value	RSUs	fair value	RSUs	fair value
Balance, beginning
of period	191	93.62	299	57.98	272	58.33	272	54.27
Granted	-	-	-	-	63	115.81	74	96.04
Reinvested	1	93.86	1	57.27	3	80.97	3	60.68
Settled	-	-	-	-	(145)	36.87	(46)	96.96
Settled on sale of business	-	-	(15)	44.19	-	-	(15)	44.19
Forfeited	-	-	(9)	71.85	(1)	85.37	(12)	70.24
Balance, end of period	192	93.62	276	58.28	192	93.62	276	58.28

│22

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30 2023 AND 2022 – (UNAUDITED)

The following table summarizes information about RSUs outstanding as at September 30, 2023:

(in thousands of RSUs and in dollars)	RSUs outstanding
		Remaining
	Number of	contractual life
Grant date fair value	RSUs	(in years)
70.59	71	0.4
117.85	8	0.6
98.27	58	1.4
115.51	55	2.4
	192	1.3

The weighted average share price at the date of settlement of the RSUs vested in the nine months ended September 30, 2023 was $115.13.

On August 31, 2022, due to the sale of CFI’s truckload, Temp Control and Mexican non-asset logistics businesses, a total of 22,876 RSUs were cancelled (14,630 RSUs settled and 8,246 RSUs forfeited), and the employees were compensated based on the plan terms, which required unvested awards to be forfeited and vested awards to be paid out in cash equal to the fair value of the shares. The weighted average share price at the date of settlement of RSUs was $104.28. The Group expensed the total initial grant date fair value of the settled RSUs and the excess of the price paid over the carrying value of shares, in the amount of $0.8 million, was accounted for as repurchase of an equity interest and charged to retained earnings. The weighted average share price at the date of settlement of the other RSUs vested in the nine months ended September 30, 2022 was $81.89. The excess of the purchase price paid over the carrying value of shares repurchased for settlement of the award, in the amount of $1.0 million, was charged to retained earnings as share repurchase premium.

For the three and nine months ended September 30, 2023, the Group recognized, as a result of RSUs, a compensation expense of $1.5 million and $4.7 million, respectively (September 30, 2022 - $1.4 million and $5.7 million) with a corresponding increase to contributed surplus.

Of the RSUs outstanding at September 30, 2023, a total of 126,113 (December 31, 2022 – 171,790) are held by key management personnel.

Performance share units

On February 6, 2023, the Company granted a total of 55,400 PSUs under the Company’s equity incentive plan of which 38,275 were granted to key management personnel. The fair value of the PSUs is determined using a Monte Carlo simulation model for the TSR portion and using management’s estimates for the absolute earnings before interest and income tax portion. The estimates related to the absolute earnings before interest and income tax portion are revised during the vesting period and the cumulative amount recognized at each reporting date is based on the number of equity instruments for which service and non-market performance conditions are expected to be satisfied. The share-based compensation expense is recognized, through contributed surplus, over the vesting period. The fair value of the PSUs granted was $135.15 per unit as at grant date and $135.15 per unit as at September 30, 2023.

On February 7, 2022, the Company granted a total of 63,404 PSUs under the Company’s equity incentive plan of which 39,750 were granted to key management personnel. The fair value of the PSUs is determined using a Monte Carlo simulation model for the TSR portion and using management’s estimates for the absolute earnings before interest and income tax portion. The estimates related to the absolute earnings before interest and income tax portion are revised during the vesting period and the cumulative amount recognized at each reporting date is based on the number of equity instruments for which service and non-market performance conditions are expected to be satisfied. The share-based compensation expense is recognized, through contributed surplus, over the vesting period. The fair value of the PSUs granted was $100.43 per unit as at grant date and $120.08 per unit as at September 30, 2023.

│23

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30 2023 AND 2022 – (UNAUDITED)

The table below summarizes changes to the outstanding PSUs:

(in thousands of PSUs	Three months		Three months		Nine months		Nine months
and in dollars)		ended		ended		ended		ended
	Sept. 30, 2023		Sept. 30, 2022		Sept. 30, 2023		Sept. 30, 2022
		Weighted		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average	Number	average
	of	grant date	of	grant date	of	grant date	of	grant date
	PSUs	fair value	PSUs	fair value	PSUs	fair value	PSUs	fair value
Balance, beginning
of period	184	106.22	288	62.67	261	62.87	226	52.25
Granted	-	-	-	-	55	135.15	63	100.43
Reinvested	-	-	-	-	3	77.65	2	62.88
Settled	-	-	-	-	(267)	32.70	-	-
Added due to
performance conditions	-	-	19	50.89	134	32.93	19	50.89
Settled on sale of business	-	-	(28)	46.85	-	-	(28)	46.85
Forfeited	-	-	(14)	75.24	(2)	106.46	(17)	74.44
Balance, end of period	184	106.22	265	62.84	184	106.22	265	62.84

The following table summarizes information about PSUs outstanding as at September 30, 2023:

(in thousands of PSUs and in dollars)	PSUs outstanding
		Remaining
	Number of	contractual life
Grant date fair value	PSUs	(in years)
89.64	70	0.4
100.43	59	1.4
135.15	55	2.4
	184	1.3

The weighted average share price at the date of settlement of the PSUs vested in the nine months ended September 30, 2023 was $115.13.

On August 31, 2022, due to the sale of CFI’s truckload, Temp Control and Mexican non-asset logistics businesses, a total of 41,380 PSUs, including 18,504 PSUs added for performance conditions met as per PSU plan terms, were cancelled (28,442 PSUs settled and 12,938 PSUs forfeited), and the employees were compensated based on the plan terms, which require unvested awards to be forfeited and vested awards to be paid out in cash equal to the fair value of the shares. The weighted average share price at the date of settlement of PSUs was $104.28. The Group expensed the total fair value of the settled PSUs and the excess of the price paid over the carrying value of shares, in the amount of $0.8 million, was accounted for as repurchase of an equity interest and charged to retained earnings.

For the three and nine months ended September 30, 2023, the Group recognized, as a result of PSUs, a compensation expense of $1.8 million and $5.0 million, respectively (September 30, 2022 – $2.2 million and $5.4 million) with a corresponding increase to contributed surplus.

Of the PSUs outstanding at September 30, 2023, a total of 119,307 (December 31, 2022 - 171,790) are held by key management personnel.

19.
Materials and services expenses

The Group’s materials and services expenses are primarily costs related to independent contractors and vehicle operation expenses. Vehicle operation expenses consist primarily of fuel costs, repairs and maintenance, insurance, permits and operating supplies.

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30, 2023	Sept. 30, 2022	Sept. 30, 2023	Sept. 30, 2022
Independent contractors	706,827	854,442	2,088,608	2,623,396
Vehicle operation expenses	255,122	304,061	711,326	934,639
	961,949	1,158,503	2,799,934	3,558,035

│24

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30 2023 AND 2022 – (UNAUDITED)

20.
Finance income and finance costs

Recognized in income or loss:

Costs (income)	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30, 2023	Sept. 30, 2022	Sept. 30, 2023	Sept. 30, 2022
Interest expense on long-term debt and amortization of
deferred financing fees	14,260	14,144	38,675	40,421
Interest expense on lease liabilities	4,027	3,228	11,611	9,851
Interest income	(1,702)	(592)	(4,283)	(675)
Net change in fair value and accretion expense
of contingent considerations	(300)	97	134	126
Net foreign exchange loss	1,906	918	1,129	1,120
Other financial expenses	3,558	3,913	10,342	12,591
Net finance costs	21,749	21,708	57,608	63,434
Presented as:
Finance income	(2,002)	(592)	(4,283)	(675)
Finance costs	23,751	22,300	61,891	64,109

21.
Income tax expense

Income tax recognized in income or loss:

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30, 2023	Sept. 30, 2022	Sept. 30, 2023	Sept. 30, 2022
Current tax expense
Current period	53,418	67,394	152,252	227,127
Adjustment for prior periods	2,020	(2,517)	1,627	(2,643)
	55,438	64,877	153,879	224,484
Deferred tax expense (recovery)
Origination and reversal of temporary differences	(7,956)	(13,098)	(24,253)	(30,388)
Variation in tax rate	(328)	(2,229)	256	(1,767)
Adjustment for prior periods	(1,683)	1,994	(1,603)	3,677
	(9,967)	(13,333)	(25,600)	(28,478)
Income tax expense	45,471	51,544	128,279	196,006

Reconciliation of effective tax rate:

	Three months		Three months		Nine months		Nine months
	ended		ended		ended		ended
	Sept. 30, 2023		Sept. 30, 2022		Sept. 30, 2023		Sept. 30, 2022
Income before income tax		178,810		296,734		501,770		865,744
Income tax using the Company’s
statutory tax rate	26.5%	47,385	26.5%	78,634	26.5%	132,969	26.5%	229,422

Increase (decrease) resulting from:
Rate differential between jurisdictions	-0.1%	(216)	-0.7%	(2,001)	0.1%	319	-0.3%	(2,772)
Variation in tax rate	-0.2%	(328)	-0.8%	(2,229)	0.1%	256	-0.2%	(1,767)
Non deductible expenses	0.4%	685	0.4%	1,103	0.3%	1,422	0.3%	2,781
Tax deductions and tax
exempt income*	-2.1%	(3,769)	-8.0%	(23,681)	-2.2%	(11,083)	-3.9%	(33,399)
Adjustment for prior periods	0.2%	337	-0.2%	(523)	0.0%	24	0.1%	1,034
Multi-jurisdiction tax	0.8%	1,377	0.1%	241	0.9%	4,372	0.1%	707
	25.4%	45,471	17.4%	51,544	25.6%	128,279	22.6%	196,006
* Tax deductions and tax exempt income for 2022 is mainly due to the gain on sale of business recorded on the sale of CFI’s Truckload, Temp Control and Mexican non-asset logistics businesses resulting in no taxes.

22.
Contingencies, letters of credit and other commitments
a)
Contingencies

There are pending operational and personnel related claims against the Group. In the opinion of management, these claims are adequately provided for in long-term provisions on the consolidated statements of financial position and settlement should not have a significant impact on the Group’s financial position or results of operations.

│25

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30 2023 AND 2022 – (UNAUDITED)

b)
Letters of credit

As at September 30, 2023, the Group had $73.7 million of outstanding letters of credit (December 31, 2022 - $66.8 million).

c)
Other commitments

As at September 30, 2023, the Group had 84.9 million of purchase commitments (December 31, 2022 – $149.8 million) and $35.3 million of purchase orders for leases that the Group intends to enter into (December 31, 2022 – $13.9 million).

23.
Subsequent events

Subsequent to September 30, 2023, the Group issued new debt taking the form of unsecured senior notes for $500.0 million with terms from 5 to 20 years and bearing fixed interest rates between 6.27% and 7.11%.

│26